Exhibit 2.6

TRADEMARK ASSIGNMENT AND LICENSE AGREEMENT

September 27, 2016

This TRADEMARK ASSIGNMENT AND LICENSE AGREEMENT (this “Agreement”), effective as of September 30, 2016 (the “Effective Date”), by and between R. R. Donnelley & Sons Company, a Delaware corporation (“RRD”), and Donnelley Financial, LLC, a limited liability company (“Donnelley Financial”). Each of RRD and Donnelley Financial is referred to herein as a “Party” and collectively as the “Parties.”

W I T N E S S E T H:

WHEREAS, RRD, LSC Communications, Inc. and Donnelley Financial Solutions, Inc. (“DFS Parent”) have entered into a Separation and Distribution Agreement, dated as of September 14, 2016 (the “Separation and Distribution Agreement”), pursuant to which RRD and its subsidiaries will undertake a series of transactions following which RRD will separate into three independent, publicly traded companies: (i) one business focused on publishing and retail-centric print services and office products, which shall be owned and conducted, directly or indirectly, by LSC Communications, Inc., (ii) one business focused on financial communications and data services, which shall be owned and conducted, directly or indirectly, by the parent company of Donnelley Financial, DFS Parent, and (iii) one business focused on customized multichannel communications management, which shall be owned and conducted, directly or indirectly, by RRD; and

WHEREAS, in connection with the transactions contemplated by the Separation and Distribution Agreement, (i) RRD wishes to assign and transfer to Donnelley Financial, and Donnelley Financial wishes to receive, certain Assigned Trademarks (as defined herein), and (ii) RRD wishes to grant, and Donnelley Financial wishes to receive, a non-exclusive license under certain Donnelley Financial Trademarks and RRD Transitional Trademarks (each as defined herein), in each case of clauses (i) and (ii), in accordance with the terms and conditions set forth in this Agreement.

NOW THEREFORE, in consideration of the premises and covenants set forth herein and in the Separation and Distribution Agreement (and other agreements entered into in connection with the Separation and Distribution Agreement), and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each of the Parties hereby agrees as follows:

ARTICLE I

DEFINITIONS; INTERPRETATION

Section 1.1 References; Interpretation. References in this Agreement to any gender include references to all genders, and references to the singular include references to the plural and vice versa. Unless the context otherwise requires, the words “include,” “includes” and “including” when used in this Agreement shall be deemed to be followed by the phrase “without limitation.” Unless the context otherwise requires, references in this Agreement to Articles,

Sections and Schedules shall be deemed references to Articles and Sections of, and Schedules to, this Agreement. Unless the context otherwise requires, the words “hereof,” “hereby” and “herein” and words of similar meaning when used in this Agreement refer to this Agreement in its entirety and not to any particular Article, Section or provision of this Agreement. Any capitalized terms used but not defined in this Agreement have the meanings given to them in the Separation and Distribution Agreement.

Section 1.2 Definitions. Capitalized terms used in this Agreement and not otherwise defined in this Agreement have the respective meanings assigned thereto in the Separation and Distribution Agreement. As used in this Agreement, the following terms have the following meanings:

(1) “Assigned Trademarks” means the issued trademarks, trademark applications and unregistered trademarks, in each case, listed on Schedule 2.1 attached hereto, and all goodwill associated therewith and symbolized thereby.

(2) “Change of Control” means, with respect to a Party (the “Acquired Person”), any transaction or series of related transactions, including any such transaction(s) in bankruptcy, in which a Person or group of related Persons, any one of which is not the Acquired Person, who do not Control such Acquired Person prior to such transaction or series of transactions, subsequently obtain(s) Control of the Acquired Person (or any Person with direct or indirect Control of such Acquired Person) by any means, whether by operation of Law, merger, contract, acquisition of securities or otherwise.

(3) “Control” (including the correlative meanings of the terms “Controlled by” and “under common Control with”), when used with respect to any specified Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other interests, by Contract or otherwise. It is expressly agreed that no Party or any of its Group Companies shall be deemed to be an Affiliate of another Party or any of its Group Companies by reason of having one or more directors in common.

(4) “DFS Group Company” means (i) Donnelley Financial, any of Donnelley Financial’s direct or indirect Subsidiaries immediately following the Donnelley Financial Distribution Date, and any Person that becomes a direct or indirect Subsidiary of Donnelley Financial after such time, and (ii) other than the Persons described in the foregoing clause (i), DFS Parent, any of DFS Parent’s direct and indirect Subsidiaries immediately following the Donnelley Financial Distribution Date, and any Person that becomes a direct or indirect Subsidiary of DFS Parent after such time. Notwithstanding the foregoing, (A) with respect to the foregoing clause (i), a direct or indirect Subsidiary of Donnelley Financial shall not be a DFS Group Company if and when it ceases to be a direct or indirect Subsidiary of Donnelley Financial, (B) with respect to the foregoing clause (ii), a direct or indirect Subsidiary of DFS Parent shall not be a DFS Group Company if and when it ceases to be a direct or indirect Subsidiary of DFS Parent, and (C) with respect to the foregoing clause (ii), DFS Parent and its Subsidiaries (other than Donnelley Financial and its Subsidiaries) shall not be DFS Group Companies if and when DFS Parent ceases to have Control over Donnelley Financial.

(5) “Donnelley Financial Distribution Date” means the date on which the Donnelley Financial Distribution is effected.

(6) “Donnelley Financial Trademarks” means the issued trademarks and trademark applications listed on Schedule 3.1 attached hereto, and all goodwill associated therewith and symbolized thereby.

(7) “Encumbrances” means all licenses, covenants not to sue or assert, covenants to delay suit, commitments to license, releases, waivers, immunities, options, remedy limitations, rights to renew or extend any license or covenant, and other rights, in each case, (i) relating to the Assigned Trademarks, (ii) under any Contract existing as of the Effective Date, and (iii) whether or not disclosed to Donnelley Financial.

(8) “Group Company” means, (i) with respect to Donnelley Financial, any DFS Group Company, and (ii) with respect to RRD, any RRD Group Company.

(9) “LSC Distribution Date” means the date on which the LSC Distribution is effected.

(10) “Potentially Omitted Trademark” shall have the meaning set forth in Section 2.4.

(11) “Quality Standards” shall have the meaning set forth in Section 3.4(a).

(12) “RRD Group Company” means any of RRD’s direct or indirect Subsidiaries immediately following the later to occur of the LSC Distribution Date and the Donnelley Financial Distribution Date, and any Person that becomes a direct or indirect Subsidiary of RRD after such time. For the avoidance of doubt, a direct or indirect Subsidiary of RRD shall not be an RRD Group Company if and when it ceases to be a direct or indirect Subsidiary of RRD.

(13) “RRD Transitional Trademarks” means any issued trademarks, trademark applications and unregistered trademarks that are (i) owned or controlled by RRD or any of RRD’s Group Companies immediately following the Donnelley Financial Distribution Date, and (ii) displayed on any printed materials, web-based materials, signage or similar items of any DFS Group Company immediately following the Donnelley Financial Distribution Date.

(14) “Samples” shall have the meaning set forth in Section 3.4(b).

(15) “Transitional License Period” means (i) with respect to any printed materials or web-based materials, the six (6) month period immediately following the Donnelley Financial Distribution Date, and (ii) with respect to any signage or similar items other than as described in the foregoing clause (i), the twelve (12) month period immediately following the Donnelley Financial Distribution Date.

(16) “Transferee” shall have the meaning set forth in Section 2.2.

ARTICLE II

ASSIGNMENT OF ASSIGNED TRADEMARKS

Section 2.1 Assignment. RRD, on behalf of itself and its Group Companies, hereby Transfers to Donnelley Financial all of RRD’s and its Group Companies’ rights, title, and interest in and to the Assigned Trademarks, including the right to sue for past, present or future infringement of the Assigned Trademarks and to retain any damages due or accrued for any such past, present or future infringement.

Section 2.2 Encumbrances.

(a) Donnelley Financial shall ensure that any assignee, transferee or successor (including the acquiring or surviving entity in connection with any Change of Control or similar corporate transaction involving Donnelley Financial) of any of the Assigned Trademarks from Donnelley Financial, or any other Person that is granted any exclusive license or any enforcement rights with respect thereto (each such assignee, transferee, successor or other such Person, a “Transferee”) agrees in writing, prior to or as part of such assignment, transfer, grant or other transaction, (i) that it acknowledges and confirms that the Assigned Trademarks are and shall remain subject to the Encumbrances, (ii) to be bound by this Section 2.2, (iii) to bind all subsequent or future Transferees of any of the Assigned Trademarks to this Section 2.2, and (iv) that RRD shall be an express intended third-party beneficiary of any such agreement, with a direct independent right to enforce such agreement against such Transferee.

(b) If Donnelley Financial intends to initiate or participate, directly or indirectly, in any Action, under any of the Assigned Trademarks against any Person, then Donnelley Financial shall first inform RRD in writing of the identity of such Person and provide other information reasonably requested by RRD in connection therewith, and RRD shall, subject to any confidentiality obligations of RRD, reasonably cooperate with Donnelley Financial to confirm the scope of any licenses, covenants or other rights granted by RRD or its Group Companies to such Person.

(c) Donnelley Financial agrees not to, directly or indirectly, initiate, maintain, authorize, participate in or facilitate any Action (including the grant of an exclusive license or right to enforce to any other Person that, to Donnelley Financial’s knowledge, intends to initiate, authorize, participate in or facilitate any Action), under any of the Assigned Trademarks, against any Person that it knows to be a licensee or other beneficiary of Encumbrances under such Assigned Trademark, in each case, within the scope of the licenses or other rights of such licensee or other beneficiary.

Section 2.3 Cooperation; No Other Obligations or Liabilities.

(a) For a period of eighteen (18) months after the Effective Date, each of RRD and Donnelley Financial shall, upon the reasonable request of the other Party, execute and deliver such documents and other papers and perform such acts as may be reasonably required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated by this Agreement. Notwithstanding anything to the contrary in this Agreement, recordation or registration of any document evidencing the assignment of the Assigned Trademarks from RRD to Donnelley Financial shall be Donnelley Financial’s sole responsibility and at its sole cost and expense, provided that RRD agrees to reasonably cooperate with Donnelley Financial in connection with such recordations or registrations, at Donnelley Financial’s sole cost and expense.

(b) Except as expressly set forth in Section 2.3(a), neither RRD nor any of its Group Companies shall have any liability or obligation under this Agreement with respect to ownership, maintenance, enforcement or exploitation of the Assigned Trademarks, including any such liabilities and obligations related to actions or claims brought against or in respect of the Assigned Trademarks, or any application, maintenance or annuity fees for any of the Assigned Trademarks due at the United States Patent and Trademark Office (“USPTO”) or any foreign, national or regional equivalent thereto, in each case, arising or due on or after the Effective Date. For clarity, all payments of application, maintenance and annuity fees with respect to the Assigned Trademarks that are due on or after the Effective Date, including those with initial due dates prior to the Effective Date but payable after the Effective Date, are the sole responsibility of Donnelley Financial. Donnelley Financial will reimburse RRD for any and all out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by RRD or any of its Group Companies, or any of its or their directors, officers, agents or employees, in connection with (i) the enforcement or licensing of any of the Assigned Trademarks by or on behalf of Donnelley Financial or any of its Group Companies, or (ii) any Action brought against or in respect of the Assigned Trademarks after the Effective Date, including any proceeding initiated by or before the Trademark Trial and Appeal Board of the USPTO or any foreign, national or regional equivalent thereto.

(c) In the event that a Party or any of such Party’s Group Companies wish to register a new business name that uses the term “Donnelley” or any transliteration thereof, such Party may request the other Party’s reasonable assistance and cooperation (at such first Party’s sole cost and expense) with respect to such registration, including to provide written consents to the relevant jurisdiction’s registering authority, which assistance and cooperation will not be unreasonably withheld, delayed or conditioned. For the avoidance of doubt, nothing in this Section 2.3(c) shall be deemed to (i) require RRD to register any new trademarks or file any new trademark applications (RRD’s obligations with respect to registration of new trademarks or filing of new trademark applications are governed by Section 3.4(c)), or (ii) grant or give rise to any license or other right under any trademark, or to otherwise modify the scope of any right or license (including any limitation thereto or thereof) granted pursuant to Section 3.1.

Section 2.4 Omitted Trademarks. If either Party discovers or determines in good faith, within eighteen (18) months after the Effective Date, that any trademarks or trademark applications that should have been assigned or licensed to such Party pursuant to this Agreement were not so assigned or licensed as of the Effective Date (such trademark or trademark application, a “Potentially Omitted Trademark”), then such Party may provide the other Party with a written request describing the Potentially Omitted Trademark(s) and an explanation (with a reasonable level of detail) as to why such Potentially Omitted Trademark(s) should have been assigned or licensed to such Party. Each Party agrees to consider any such request received from the other Party in a timely manner, and if such first Party agrees in good faith that such Potentially Omitted Trademark(s) should be assigned or licensed to the other Party, then such first Party shall, within a reasonable time, assign to, or grant a license under, such Potentially Omitted Trademark(s) to the other Party as such first Party deems appropriate in its reasonable good faith judgment.

ARTICLE III

LICENSES

Section 3.1 License under Donnelley Financial Trademarks.

(a) Subject to the terms and conditions of this Agreement, RRD, on behalf of itself and its Group Companies, hereby grants to Donnelley Financial a worldwide, perpetual, irrevocable (except as set forth in Section 3.4(f)), non-exclusive, non-transferable (except as permitted pursuant to ARTICLE V) non-sublicensable (except as permitted pursuant to Section 3.3) license, under the Donnelley Financial Trademarks, solely to use, reproduce and display (i) the terms “Donnelley Financial,” “Donnelley Financial Solutions,” and “Donnelley Regulatory,” and (ii) the term “Donnelley” in combination with terms other than “Financial” or “Financial Solutions” only (A) to the extent such combination is used as the registered business name of any of the DFS Group Companies in any jurisdiction outside of the United States as of the Donnelley Financial Distribution Date or (B) with the prior written consent of RRD, such consent not to be unreasonably withheld, conditioned or delayed, in each of case (i) or (ii), solely in connection with the businesses, products, services, facilities and systems of Donnelley Financial or any of the DFS Group Companies.

(b) The license granted pursuant to Section 3.1(a) shall include the right of Donnelley Financial, upon RRD’s written consent not to be unreasonably withheld, conditioned or delayed, to use, reproduce and display any translations or transliterations of the Donnelley Financial Trademarks within the scope of the license granted pursuant to Section 3.1(a) as may be reasonably necessary or useful in jurisdictions worldwide.

Section 3.2 Limited License under RRD Transitional Trademarks. RRD, on behalf of itself and its Group Companies, hereby grants to Donnelley Financial, solely during the Transitional License Period, a limited, worldwide, royalty-free, fully paid-up, non-exclusive, non-transferable (except as permitted pursuant to ARTICLE V), non-sublicensable (except as expressly permitted in Section 3.3) license to use and display the RRD Transitional Trademarks solely as such RRD Transitional Trademarks are already displayed on any printed materials, web-based materials, signage or similar items of any DFS Group Company which items exist as of the Donnelley Financial Distribution Date. For the avoidance of doubt, Donnelley Financial’s right and license under each RRD Transitional Trademark shall automatically expire upon the expiration of the applicable Transitional License Period.

Section 3.3 Sublicensing.

(a) Donnelley Financial shall have the right to grant non-transferable sublicenses, to (i) solely within the scope of the licenses granted to Donnelley Financial pursuant to Section 3.1 or 3.2, any of the DFS Group Companies, provided that any sublicense granted to a DFS Group Company shall automatically and immediately terminate once such DFS Group Company ceases to be a DFS Group Company, and (ii) solely within the scope of the licenses granted to Donnelley Financial pursuant to Section 3.2, to third parties solely in connection with providing products or services to Donnelley Financial or any of its Group Companies.

(b) The sublicensing rights granted under this ARTICLE III are conditioned upon the following requirements: (i) Donnelley Financial, when granting any such sublicense, shall enter into a written sublicense agreement with each permitted sublicensee on terms and conditions that are no less restrictive than the terms and conditions of this Agreement and that expressly prohibit and render void further sublicensing by the permitted sublicensee, and (ii) RRD shall be an express intended third-party beneficiary of each such agreement, with a direct independent right to enforce the terms and conditions thereof against the applicable permitted sublicensee.

Section 3.4 Provisions with Respect to Licensed Trademarks.

(a) Donnelley Financial shall (and shall ensure that the DFS Group Companies and any of its authorized sublicensees shall) use, reproduce and display the Donnelley Financial Trademarks and the RRD Transitional Trademarks (i) in compliance with reasonable quality standards and trademark use guidelines established by RRD and provided to Donnelley Financial in writing from time to time, and (ii) in a manner consistent with how such trademarks or trademark applications were used, reproduced and displayed by RRD immediately prior to the Effective Date (clauses (i) and (ii) collectively, the “Quality Standards”); provided that in the event of any conflict between the foregoing clauses (i) and (ii), clause (i) shall control.

(b) Upon RRD’s request, Donnelley Financial shall promptly submit to RRD, at no cost or expense to RRD, samples of any advertisements, sales and promotional materials and other works used by Donnelley Financial, any DFS Group Company or any other permitted sublicensee using, reproducing or displaying any Donnelley Financial Trademarks or RRD Transitional Trademarks (such samples, “Samples”). If RRD determines in its sole discretion that any Sample does not comply with the Quality Standards, Donnelley Financial shall promptly implement corrective measures to cure any non-compliance identified and resubmit a corrected Sample to RRD.

(c) Donnelley Financial shall not, and shall ensure that the DFS Group Companies or any other of its other permitted sublicensees shall not, apply for, register, use, reproduce or display any trademark, trademark application or Internet domain name incorporating any of the Donnelley Financial Trademarks or RRD Transitional Trademarks, or any Internet domain name, trademark or trademark application that is confusingly similar thereto, in each case, except to the extent such use is expressly licensed under this ARTICLE III. If DFS requests in writing that RRD file any new trademark applications covering any trademark the use of which is licensed pursuant to Section 3.1 (including “Donnelley Regulatory”), then RRD shall consider such request in good faith, and the Parties shall negotiate in good faith as to whether any changes to Section 3.5 are appropriate with respect thereto. If RRD files or registers any such new trademarks, then such trademarks shall be considered “Donnelley Financial Trademarks” thereafter for all purposes of this Agreement.

(d) Nothing in this Agreement shall permit Donnelley Financial or any of the DFS Group Companies or other permitted sublicensees to, and Donnelley Financial agrees not to, and agrees to cause the DFS Group Companies and other permitted sublicensees not to, use, reproduce or display the term “Donnelley” either alone or in any manner other than as expressly permitted pursuant to Section 3.1.

(e) Donnelley Financial agrees, on behalf of itself, the DFS Group Companies and its other permitted sublicensees, that all use, reproduction and display of the Donnelley Financial Trademarks and RRD Transitional Trademarks (i) shall be in compliance with all applicable Laws, and (ii) shall not degrade, debase or bring into disrepute any Donnelley Financial Trademarks or RRD Transitional Trademarks, including any use that could reasonably be considered to reflect adversely upon or be harmful to any Donnelley Financial Trademarks or RRD Transitional Trademarks, or the goodwill associated therewith. Donnelley Financial agrees that all goodwill that accrues based on the use, reproduction and display of the Donnelley Financial Trademarks and RRD Transitional Trademarks shall accrue solely for the benefit of RRD.

(f) If Donnelley Financial (or any of its permitted sublicensees) is in breach of Section 3.4(a), 3.4(b), 3.4(c), 3.4(d) or 3.4(e) with respect to the Donnelley Financial Trademarks and fails to cure such breach within ninety (90) days after RRD’s delivery of written notice of such breach, RRD may terminate the licenses and rights granted under Section 3.1 upon written notice to Donnelley Financial by RRD, effective on the date that is ninety (90) days following the date of such notice. Upon receipt of such termination notice from RRD, Donnelley Financial shall promptly, but in any case within a period not to exceed ninety (90) days following the date of such first notice of termination by RRD, change its name and cease all use, reproduction and display of the Donnelley Financial Trademarks.

(g) If Donnelley Financial (or any of its permitted sublicensees) is in breach of Sections 3.4(a), 3.4(b), 3.4(c) or 3.4(e) with respect to the RRD Transitional Trademarks and fails to cure such breach within ninety (90) days after RRD’s delivery of written notice of such breach, RRD may terminate the licenses and rights granted under Section 3.2 upon written notice to Donnelley Financial by RRD, effective on the date that is ninety (90) days following the date of such notice. Upon receipt of such termination notice from RRD, Donnelley Financial shall promptly, but in any case within a period not to exceed ninety (90) days following the date of such first notice of termination by RRD, cease all use, reproduction and display of the RRD Transitional Trademarks.

Section 3.5 Initial Payment; Annual Payments.

(a) Donnelley Financial shall pay to RRD (i) an amount in cash equal to One Hundred Twenty Five Thousand U.S. Dollars (U.S. $125,000) within forty-five (45) days after the Effective Date, and (ii), beginning one (1) year after the Effective Date and continuing until the termination of the license granted to Donnelley Financial under this ARTICLE III, an amount in cash equal to Twenty Five Thousand U.S. Dollars (U.S. $25,000), due within thirty (30) days after each annual anniversary of the Effective Date.

(b) Unless otherwise specifically agreed in writing by the Parties, all payments due under this Agreement shall be made by wire transfer in U.S. dollars and in immediately available funds to any account that is designated in writing (from time to time) by RRD.

(c) In the event that Donnelley Financial fails to make timely payment of any of the amounts due under this Section 3.5, then RRD may exercise any available legal remedies against Donnelley Financial under this Agreement or under Law, and interest shall accrue on any such defaulted amounts at a rate per annum equal to the then applicable Prime Rate plus three percent (3%) (or the maximum legal rate, whichever is lower).

ARTICLE IV

TERM

Section 4.1 Term. The term of this Agreement shall commence on the Effective Date and shall continue in perpetuity, unless and until all licenses and other rights granted under ARTICLE III of this Agreement have expired or are terminated pursuant to ARTICLE III and Section 4.2.

Section 4.2 Termination. Except as set forth in Section 3.4, neither Party may terminate this Agreement for any reason, except the licenses and other rights granted to Donnelley Financial (and any corresponding sublicenses granted to any of its sublicensees) shall immediately and automatically terminate without notice in the event that Donnelley Financial or any Person that Controls Donnelley Financial (a) commences, or has commenced against it, liquidation or wind-down proceedings or any proceeding to sell all or substantially all of its assets under bankruptcy, insolvency or debtor’s relief laws or similar laws in any other jurisdiction, which proceedings are not dismissed within sixty (60) days, (b) makes a general assignment for the benefit of its creditors, or (c) ceases operations or is liquidated or dissolved.

ARTICLE V

ASSIGNABILITY

Section 5.1 Assignment.

(a) Neither this Agreement nor the licenses, rights or obligations hereunder may be assigned or delegated, including by operation of Law, merger, consolidation, asset sale, acquisition of securities or otherwise, by any Party without the prior express written consent of the other Party (which consent may be granted or withheld in the sole discretion of such other Party); provided that (i) a Change of Control of a Party is not, and will be deemed not to be, an assignment or delegation, or purported assignment or delegation, of this Agreement or a breach of this Section 5.1, and, subject to Section 5.1(b), the licenses and other rights granted pursuant to ARTICLE III shall survive any Change of Control of either Party, and (ii) each Party may assign this Agreement in whole and without the other Party’s consent to any Person that acquires all or substantially all of the assets and business operations of such Party, without the other Party’s consent.

(b) Notwithstanding the foregoing, (i) in the event of a Change of Control of Donnelley Financial, the licenses and other rights granted to Donnelley Financial pursuant to ARTICLE III shall not extend to the businesses, products or services of any Person(s) that have acquired Control of Donnelley Financial or any Affiliate of such Person(s) (other than Donnelley Financial and its Group Companies), except with the prior express written consent of RRD, not to be unreasonably withheld, delayed or conditioned, and (ii) if this Agreement is assigned by Donnelley Financial to any Person that acquires all or substantially all of the assets and business operations of Donnelley Financial, the licenses and other rights granted to Donnelley Financial pursuant to ARTICLE III shall, from and after the effective date of such assignment, apply only to (A) any products or services commercially released by Donnelley Financial or its Group Companies as of the effective date of the assignment, (B) any products or services under bona fide development by Donnelley Financial or its Group Companies as of such effective date, and (C) any natural evolutions of the products and services described in the foregoing clauses (A) or (B); provided that the licenses and other rights granted to Donnelley Financial pursuant to ARTICLE III may extend to the independent businesses, products or services of a Person that acquires all or substantially all of the assets and business operations of Donnelley Financial if such Person receives the express prior written consent of RRD, not to be unreasonably withheld, delayed or conditioned.

(c) Any attempted assignment or delegation that is not in accordance with this Section 5.1 shall be null and void.

Section 5.2 Successors and Assigns. The provisions of this Agreement and the licenses, rights and obligations hereunder shall be binding upon, inure to the benefit of and be enforceable by and against the Parties and their respective successors and permitted transferees and assigns.

ARTICLE VI

DISPUTE RESOLUTION

Section 6.1 Negotiation. In the event of a controversy, dispute or claim arising out of, in connection with, or in relation to the interpretation, performance, nonperformance, validity or breach of this Agreement or otherwise arising out of, or in any way related to this Agreement or the transactions contemplated hereby, including any claim based on contract, tort, statute or constitution (collectively, “Agreement Disputes”), the Party claiming such Agreement Dispute shall give written notice to the other Party setting forth the Agreement Dispute and a brief description thereof (a “Dispute Notice”) pursuant to the terms of the notice provisions of Section 7.1 hereof. Following delivery of a Dispute Notice, the general counsels of the relevant Parties and/or such other executive officer designated by the relevant Party shall negotiate for a reasonable period of time to settle such Agreement Dispute; provided that such reasonable period shall not, unless otherwise agreed by the Parties in writing, exceed forty-five (45) calendar days from the time of receipt by a Party of a Dispute Notice; provided further, that in the event of any arbitration in accordance with Section 6.3 hereof, the relevant Parties shall not assert the defenses of statute of limitations and laches arising during the period beginning after the date of receipt of the Dispute Notice, and any contractual time period or deadline under this Agreement to which such Agreement Dispute relates occurring after the Dispute Notice is received shall not be deemed to have passed until such Agreement Dispute has been resolved.

Section 6.2 Mediation. If, within forty-five (45) calendar days (or such longer period as may be agreed in writing between the Parties) after receipt by a Party of a Dispute Notice, the Parties have not succeeded in negotiating a resolution of the Agreement Dispute, the Parties agree to submit the Agreement Dispute at the earliest possible date to mediation conducted in accordance with the Commercial Mediation Rules of the American Arbitration Association (“AAA”), and to bear equally the costs of the mediation; provided, however, that each Party shall bear its own costs in connection with such mediation. The parties agree to participate in good faith in the mediation and negotiations related thereto for a period of thirty (30) days or such longer period as they may mutually agree following the initial mediation session (the “Mediation Period”).

Section 6.3 Arbitration. If the Agreement Dispute has not been resolved for any reason after the Mediation Period, such Agreement Dispute shall be determined, at the request of either relevant Party, by arbitration conducted in Chicago, Illinois, before and in accordance with the then-existing Commercial Arbitration Rules of the AAA, except as modified herein (the “Rules”). There shall be three arbitrators. Each Party shall appoint one arbitrator within twenty (20) calendar days of receipt by respondent of a copy of the demand for arbitration. The two party-appointed arbitrators shall have twenty (20) calendar days from the appointment of the second arbitrator to agree on a third arbitrator who shall chair the arbitral tribunal. Any arbitrator not timely appointed by the Parties under this Section 6.3 shall be appointed by the AAA in accordance with the listing, ranking and striking method in the Rules, and in any such procedure, each Party shall be given a limited number of strikes, excluding strikes for cause. Any controversy concerning whether an Agreement Dispute is an arbitrable Agreement Dispute, whether arbitration has been waived, whether an assignee of this Agreement is bound to arbitrate, or as to the interpretation of enforceability of this ARTICLE VI shall be determined by the arbitrators. In resolving any Agreement Dispute, the Parties intend that the arbitrators shall apply the substantive laws of the State of Illinois, without regard to any choice of law principles thereof that would mandate the application of the laws of another jurisdiction. The Parties intend that the provisions to arbitrate set forth herein be valid, enforceable and irrevocable, and any award rendered by the arbitrators shall be final and binding on the Parties. The Parties agree to comply with any award made in any such arbitration proceedings and agree to enforcement of or entry of judgment upon such award in the United States District Court for the Northern District of Illinois. The arbitrators shall be entitled, if appropriate, to award any remedy in such proceedings, including monetary damages, specific performance and all other forms of legal and equitable relief; provided, however, the arbitrators shall not be entitled to award punitive, exemplary, treble or any other form of non-compensatory damages except (i) in connection with indemnification for a Third Party Claim (and in such a case, only to the extent awarded in such Third Party Claim) or (ii) for reasonably foreseeable consequential damages or losses.

Section 6.4 Arbitration Period. Any arbitration proceeding shall be concluded in a maximum of six (6) months from the commencement of the arbitration. The parties involved in the proceeding may agree in writing to extend the arbitration period if necessary to appropriately resolve the Agreement Dispute.

Section 6.5 Treatment of Negotiations, Mediation and Arbitration. Without limiting the provisions of the Rules, unless otherwise agreed in writing by or among the relevant Parties or permitted by this Agreement, the relevant Parties shall keep, and shall cause their Group Companies to keep, confidential all matters relating to this ARTICLE VI, and any negotiation, mediation, conference, arbitration, discussion or arbitration award pursuant to this ARTICLE VI shall be treated as compromise and settlement negotiations for purposes of Rule 408 of the Federal Rules of Evidence and comparable state rules; provided that such matters may be disclosed (i) to the extent reasonably necessary in any proceeding brought to enforce the award or for entry of a judgment upon the award and (ii) to the extent otherwise required by Law or stock exchange. Nothing said or disclosed, nor any document produced, in the course of any negotiations, conferences and discussions that is not otherwise independently discoverable shall be offered or received as evidence or used for impeachment or for any other purpose in any current or future arbitration. Nothing contained herein is intended to or shall be construed to prevent any Party from applying to any court of competent jurisdiction for interim measures or other provisional relief in connection with the subject matter of any Agreement Disputes. Without prejudice to such provisional remedies as may be available under the jurisdiction of a court, the arbitral tribunal shall have full authority to grant provisional remedies and to direct the parties to request that any court modify or vacate any temporary or preliminary relief issued by such court, and to award damages for the failure of any Party to respect the arbitral tribunal’s orders to that effect.

Section 6.6 Continuity of Service and Performance. Unless otherwise agreed in writing, the Parties will continue to honor all commitments under this Agreement during the course of dispute resolution pursuant to the provisions of this ARTICLE VI with respect to all matters not subject to such dispute resolution.

Section 6.7 Consolidation. The arbitrators may consolidate any Agreement Disputes under this Agreement if the subject of the Agreement Disputes thereunder arise out of or relate essentially to the same set of facts or transactions. Such consolidated arbitration shall be determined by the arbitrator appointed for the arbitration proceeding that was commenced first in time.

ARTICLE VII

NOTICES

Section 7.1 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in English, shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by facsimile (at a facsimile number to be provided by such Party to the other Party pursuant to the notice provisions of this Section 7.1) with receipt confirmed (followed by delivery of an original via overnight courier service), by email (at an email address to be provided by such Party to the other Party pursuant to the notice provisions of this Section 7.1) or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 7.1):

To RRD:

R. R. Donnelley & Sons Company

35 West Wacker Drive

Chicago, Illinois 60601

Attn: General Counsel

To Donnelley Financial:

Donnelley Financial, LLC

35 West Wacker Drive

Chicago, Illinois 60601

Attn: General Counsel

ARTICLE VIII

MISCELLANEOUS

Section 8.1 Taxes. Except as may otherwise be specifically provided herein, each Party shall bear all taxes, duties and other similar charges (and any related interest and penalties) imposed as a result of its receipt of Services under this Agreement.

Section 8.2 Relationship of Parties. Nothing in this Agreement shall be deemed or construed by the Parties or any Third Party as creating the relationship of principal and agent, partnership or joint venture between the Parties, it being understood and agreed that no provision contained herein, and no act of the Parties, shall be deemed to create any relationship between the Parties other than the relationship of independent contractor nor be deemed to vest any rights, interest or claims in any third parties.

Section 8.3 Complete Agreement; Construction. This Agreement, including the Schedules hereto, shall constitute the entire agreement between the Parties with respect to the subject matter hereof and shall supersede all previous negotiations, commitments and writings with respect to such subject matter. In the event of any inconsistency between this Agreement and any Schedule, the Schedule shall prevail. The rights and remedies of the Parties herein provided shall be cumulative and in addition to any other or further remedies provided by law or equity.

Section 8.4 Counterparts. This Agreement may be executed in more than one counterpart, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the Parties and delivered to the other Parties.

Section 8.5 Waivers and Consents. The failure of any Party to require strict performance by any other Party of any provision in this Agreement will not waive or diminish that Party’s right to demand strict performance thereafter of that or any other provision hereof. Any consent required or permitted to be given by any Party to the other Parties under this Agreement shall be in writing and signed by the Party giving such consent.

Section 8.6 Amendments. This Agreement may not be modified or amended except by an agreement in writing signed by a duly authorized representative of each of the Parties.

Section 8.7 No Circumvention. The Parties agree not to directly or indirectly take any Actions, act in concert with any Person who takes an Action (including the failure to take a reasonable Action) such that the resulting effect is to materially undermine the effectiveness of any of the provisions of this Agreement.

Section 8.8 Subsidiaries. Each of the Parties shall cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth herein to be performed by any Subsidiary of such Party or by any entity that becomes a Subsidiary of such Party on and after the Donnelley Financial Distribution Date.

Section 8.9 Third Party Beneficiaries. This Agreement is solely for the benefit of the Parties, and should not be deemed to confer upon third parties any remedy, claim, liability, reimbursement, claim of action or other right in excess of those existing without reference to this Agreement.

Section 8.10 Titles and Headings. Titles and headings to sections herein are inserted for the convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

Section 8.11 Schedules. The Schedules shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein.

Section 8.12 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of, but not the laws governing conflicts of laws of, the State of Illinois.

Section 8.13 Consent to Jurisdiction. Subject to the provisions of ARTICLE VI hereof, each of the Parties irrevocably submits to the exclusive jurisdiction of (a) the Circuit Court of the State of Illinois, Cook County, or (b) the United States District Court for the Northern District of

Illinois (the “Illinois Courts”), for the purposes of any suit, Action or other proceeding to compel arbitration or for provisional relief in aid of arbitration in accordance with ARTICLE VI or to prevent irreparable harm, and to the non-exclusive jurisdiction of the Illinois Courts for the enforcement of any award issued thereunder. Each of the Parties further agrees that service of any process, summons, notice or document by U.S. registered mail to such Party’s respective address set forth above shall be effective service of process for any Action, suit or proceeding in the Illinois Courts with respect to any matters to which it has submitted to jurisdiction in this Section 8.13. Each of the Parties irrevocably and unconditionally waives any objection to the laying of venue of any Action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in the Illinois Courts, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

Section 8.14 Specific Performance. The Parties agree that irreparable damage would occur in the event that the provisions of this Agreement were not performed in accordance with their specific terms. Accordingly, it is hereby agreed that the Parties shall be entitled to an injunction or injunctions to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 8.15 Waiver of Jury Trial. EACH OF THE PARTIES HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.15.

Section 8.16 Severability. In the event any one or more of the provisions contained in this Agreement should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and therein shall not in any way be affected or impaired thereby. The Parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions, the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

Section 8.17 Interpretation. The Parties have participated jointly in the negotiation and drafting of this Agreement. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted.

Section 8.18 No Duplication; No Double Recovery. Nothing in this Agreement is intended to confer to or impose upon any Party a duplicative right, entitlement, obligation or recovery with respect to any matter arising out of the same facts and circumstances.

Section 8.19 Disclaimer of Representations and Warranties. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT AND IN THE SEPARATION AND DISTRIBUTION AGREEMENT, THE PARTIES ACKNOWLEDGE AND AGREE THAT THE ASSIGNED TRADEMARKS, DONNELLEY FINANCIAL TRADEMARKS AND RRD TRANSITIONAL TRADEMARKS, AS APPLICABLE, ARE ASSIGNED OR LICENSED UNDER THIS AGREEMENT AS-IS, THAT EACH RECIPIENT ASSUMES ALL RISKS AND LIABILITIES ARISING FROM OR RELATING TO THE USE AND ENFORCEMENT OF SUCH TRADEMARK RIGHTS ASSIGNED OR LICENSED UNDER THIS AGREEMENT, AND EACH PARTY, TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, MAKES NO REPRESENTATION OR WARRANTY WITH RESPECT THERETO, WHETHER EXPRESS OR IMPLIED, EITHER IN FACT OR BY OPERATION OF LAW, BY STATUTE OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY IN REGARD TO QUALITY, ACCURACY, COMPLETENESS, PERFORMANCE, NON-INFRINGEMENT, COMMERCIAL UTILITY, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, VALIDITY OR ENFORCEABILITY.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties hereto have caused this Trademark Assignment and License Agreement to be duly executed by their respective authorized officers as of the date first above written.

R. R. DONNELLEY & SONS COMPANY

By:	/s/ Daniel L. Knotts
Name:	Daniel L. Knotts
Title:	Chief Operating Officer

DONNELLEY FINANCIAL, LLC

By:	/s/ Daniel N. Leib
Name:	Daniel N. Leib
Title:	Chief Executive Officer